sapa:

02-08-19

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 2 August 2002:

Sapa's Board Meeting adjourned

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

dlw 9/5

sapa:

Press Release

19 August 2002

Sapa's Board Meeting adjourned

The Sapa AB ordinary board meeting dealing with Elkem's offer to acquire the outstanding shares in the company has been adjourned. A message with the Board's position can be expected Wednesday 21 August 2002 at the latest.

For further information please contact Staffan Bohman, CEO, telephone +46-8-459 59 11.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com